UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35780

Bright Horizons 401(k) Plan

(Exact name of registrant as specified in its charter)

Bright Horizons Family Solutions Inc.

2 Wells Avenue

Newton, Massachusetts

(617) 673-8000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Bright Horizons 401(k) Plan(1)

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value per share, of Bright Horizons Family Solutions Inc.(2)

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

(1)

On June 10, 2024, a Post-Effective Amendment No. 1 to Form S-8 Registration Statement (No. 333-193066) was filed with the Securities and Exchange Commission to deregister all shares of Common Stock, par value $0.001 per share, of Bright Horizons Family Solutions Inc. (the “Company”) in the Bright Horizons Stock Fund of the Bright Horizons 401(k) Plan (the “Plan”) and all plan interests that had been registered under such Form S-8. Accordingly, this Form 15 is being filed to report the suspension of the Plan’s duty to file Form 11-K under Section 15(d) of the Securities Exchange Act of 1934.

(2)	This Form 15 has no effect on the duty of the Company to file reports under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, with respect to the Company’s Common Stock.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this certification to be signed on its behalf by the undersigned thereunto duly authorized.

BRIGHT HORIZONS 401(k) PLAN

Date: June 10, 2024	By:	/s/ Elizabeth Boland
Elizabeth Boland
Chief Financial Officer
(Duly Authorized Officer)